UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SCICLONE PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value US$0.001 per share
(Title of Class of Securities)

80862K104
(CUSIP Number)

Ms. Shirley Lin
Unit 3001, China World Tower 2, No.1 Jian Guo Men Wai Avenue
Beijing 100004, People’s Republic of China
Phone: +86 10 5961-1212
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Trade Investment Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14.	TYPE OF REPORTING PERSON CO

1. Percentage calculated based on 51,790,347 shares of Common Stock issued and outstanding as of May 26, 2017, as provided by the Company.

2

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL China Opportunities Fund L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14.	TYPE OF REPORTING PERSON PN

1. Percentage calculated based on 51,790,347 shares of Common Stock issued and outstanding as of May 26, 2017, as provided by the Company.

3

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14.	TYPE OF REPORTING PERSON PN

1. Percentage calculated based on 51,790,347 shares of Common Stock issued and outstanding as of May 26, 2017, as provided by the Company.

4

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Capital Management GP Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 4,750,116
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 4,750,116
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14.	TYPE OF REPORTING PERSON CO

1. Percentage calculated based on 51,790,347 shares of Common Stock issued and outstanding as of May 26, 2017, as provided by the Company.

5

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: GL Partners Capital Management Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,750,116
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,750,116
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14.	TYPE OF REPORTING PERSON CO

1. Percentage calculated based on 51,790,347 shares of Common Stock issued and outstanding as of May 26, 2017, as provided by the Company.

6

CUSIP No.	80862K104

1.	NAME OF REPORTING PERSON: Zhenfu Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 4,750,116
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 4,750,116
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,750,116
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.2%[1]
14.	TYPE OF REPORTING PERSON IN

1. Percentage calculated based on 51,790,347 shares of Common Stock issued and outstanding as of May 26, 2017, as provided by the Company.

7

INTRODUCTORY NOTE

This amendment No. 8 (this “Amendment No. 8”) relates to the common stock, par value $0.001 each (the “Common Stock”), issued by SciClone Pharmaceuticals, Inc., a Delaware Corporation (the “Company”). This Amendment No. 8 is being filed jointly by GL Trade Investment Limited (“GL Trade”), GL China Opportunities Fund L.P. (“GL Fund”), GL Capital Management GP L.P. (“GL Capital”), GL Capital Management GP Limited (“GL Management”), GL Partners Capital Management Limited (“GL Partners”), and Mr. Zhenfu Li (collectively, the “Reporting Persons”) pursuant to their Joint Filing Agreement dated as of November 19, 2012, filed with the Schedule 13D as Exhibit 99.1 and incorporated herein by reference.

This Amendment No. 8 amends and supplements the statement on the Schedule 13D filed on November 19, 2012, November 21, 2013, August 17, 2015, August 21, 2015, February 9, 2016, February 22, 2016, November 14, 2016 and February 17, 2017, respectively (the “Schedule 13D”), on behalf of the Reporting Persons with the United States Securities and Exchange Commission. Except as provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not defined herein have the meanings assigned to them in the Schedule 13D.

ITEM 3.	SOURCE OF FUNDS

Item 3 of the Schedule 13D is hereby supplemented as follows:

Pursuant to an agreement and plan of merger, dated June 7, 2017 (the “Merger Agreement”), by and among the Company, Silver Biotech Investment Limited, a company incorporated under the laws of the Cayman Islands (“Holdco”), and Silver Delaware Investment Limited, a Delaware corporation and wholly-owned subsidiary of Holdco (“Merger Sub”), Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation and a controlled subsidiary of Holdco (the “Merger”). The descriptions of the Merger Agreement and Merger set forth in Item 4 below are incorporated by reference in their entirety into this Item 3. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 4 as is incorporated herein by reference in its entirety.

It is anticipated that, at a price of US$11.18 in cash per share of Common Stock, approximately US$552 million will be required for (i) purchasing all of the outstanding Common Stocks of the Company that is not beneficially owned by GL Trade (the “Rollover Holder”) and (ii) paying for outstanding stock options, restricted share units and performance restricted share units issued by the Company.

It is anticipated that the funding for the transactions contemplated by the Merger Agreement, including the Merger, will be provided by a combination of equity and debt financing, together with the Company’s available cash. Equity financing will be provided in the form of cash by GL China Opportunities Fund II L.P., a limited partnership organized under the laws of the Cayman Islands, GL China Opportunities Fund II (Canada) L.P., a limited partnership registered in Canada (collectively, the “GL Sponsor”), Bank of China Group Investment Limited, a company incorporated under the laws of Hong Kong, CDH Fund V, L.P., a limited partnership organized under the laws of the Cayman Islands, Ascendent Capital Partners II, L.P., a limited partnership organized under the laws of the Cayman Islands, and Mr. Weihang Zhu, a citizen of the People’s Republic of China (collectively with the GL Sponsor, the “Sponsors”) pursuant to the terms of equity commitment letters, dated as of June 7, 2017 (the “Equity Commitment Letters”), delivered to Holdco by each of the Sponsors. Debt financing will be provided by China Minsheng Banking Corp., Ltd. (the “Lender”) in the form of term loan facilities pursuant to a debt commitment letter, dated as of May 29, 2017 (the “Debt Commitment Letter”). Under the terms and subject to the conditions set forth in the Debt Commitment Letter, the Lender will provide a term loan facility in an aggregate amount of up to approximately US$220 million to Merger Sub and Holdco. Under the terms and subject to the conditions set forth in the Equity Commitment Letters, the Sponsors will collectively provide equity financing of an aggregate amount up to approximately US$261 million to Holdco. The information disclosed in this paragraph does not purport to be complete and is qualified in its entirety by reference to the Debt Commitment Letter and the Equity Commitment Letters, copies of which are filed as Exhibits 5 through Exhibit 10, and are incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Holder entered into a rollover agreement (the “Rollover Agreement”) with Silver Biotech Holdings Limited (“Topco”) and Holdco. Pursuant to the Rollover Agreement, the Rollover Holder agreed that, immediately prior to the effective time of the Merger, it will contribute to Holdco an aggregate of 4,750,116 shares of the Common Stock (the “Rollover Shares”) in exchange for the same amount of newly issued ordinary shares of Topco. The information disclosed in this paragraph is qualified in its entirety by reference to the Rollover Agreement, a copy of which is filed as Exhibit 11 and is incorporated herein by reference in its entirety.

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ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby supplemented as follows:

On June 7, 2017, GL Management, Bank of China Group Investment Limited, Avengers Limited, Ascendent Silver (Cayman) Limited and Boying Investments Limited (each a “Consortium Member” and collectively, the “Consortium Members”) entered into an amended and restated consortium agreement (the “Restated Consortium Agreement”). By execution and delivery of the Restated Consortium Agreement, Ascendent Silver (Cayman) Limited joined the Consortium, and, after June 7, 2017, References to “Consortium” shall include Ascendent Silver (Cayman) Limited. Further, pursuant to the Restated Consortium Agreement, the Consortium Members agreed among other things to (i) work exclusively with each other in connection with the Acquisition until the earlier of (x) the one-year anniversary of the date of the Restated Consortium Agreement and (y) the date on which the Restated Consortium Agreement is terminated; and (ii) share the costs and expenses incurred by the Consortium in connection with the Acquisition. The information disclosed in this paragraph is qualified in its entirety by reference to the Restated Consortium Agreement, a copy of which is filed as Exhibit 12 and is incorporated herein by reference in its entirety.

Ascendent Silver (Cayman) Limited, incorporated in the Cayman Islands, is controlled by Ascendent Capital Partners, a private equity investment management firm focused on Greater China-related investment opportunities, managing capital for globally renowned institutional investors including sovereign wealth funds, endowments, pensions, foundations and fund-of-funds. Ascendent aims to provide influential and informed capital to help portfolio companies achieve greater value, while generating the highest quality risk-adjusted returns for its investors. Ascendent is managed by a team with extensive experience in executing innovative and groundbreaking private equity investments in Greater China.

Pursuant to the Merger Agreement, at the effective time of the Merger, each share of Common Stock issued and outstanding (other than (i) shares held by the Company, Holdco or Merger Sub or any direct or indirect wholly-owned subsidiary of either the Company or Holdco, including the Rollover Shares and (ii) shares with respect to which the holder thereof shall have perfected and not withdrawn a demand for, and have not lost, appraisal rights pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) as to appraisal rights) shall be converted into the right to receive US$11.18 in cash per share, without interest (the “Merger Consideration”).

The consummation of the Merger is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including the approval of the Merger Agreement and the transactions contemplated thereby by the holders of at least a majority of the outstanding shares of the Common Stock entitled to vote in accordance with the DGCL. The Merger Agreement may be terminated by the Company or Holdco under certain circumstances.

If the Merger is consummated, shares of the Common Stock will no longer be traded on the NASDAQ Global Select Market, the shares of the Common Stock will cease to be registered under Section 12 of the Exchange Act, and the Company will be privately held by Holdco. The information disclosed in this paragraph and the preceding two paragraphs is qualified in its entirety by reference to the Merger Agreement, which is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, the Rollover Holder, being the beneficial owner of 4,750,116 shares of the Common Stock, entered into a voting and support agreement (the “Voting and Support Agreement”) with the Company, pursuant to which the Rollover Holder has agreed to vote its shares of the Common Stock in favor of the adoption of the Merger Agreement and approval of the transactions contemplated by the Merger Agreement, including the Merger. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting and Support Agreement, a copy of which has been filed as Exhibit 13, and is incorporated herein by reference in its entirety.

Concurrently with the execution of the Merger Agreement, Holdco, Company and Computershare Trust Company, N.A. (the “Escrow Agent”) entered into an escrow agreement (the “Escrow Agreement”). Pursuant to the Escrow Agreement, Holdco caused 646,942 share of Common Stock, each valued at the Merger Consideration, to be deposited with the Escrow Agent, and agreed to make a further deposit of approximately $24 million in cash within 21 calendar days of the execution of the Merger Agreement, in order to secure the reverse termination fee that may become payable by Holdco to the Company. The information disclosed in this paragraph is qualified in its entirety by reference to the Escrow Agreement, a copy of which has been filed as Exhibit 14, and is incorporated herein by reference in their entirety.

Other than described in Item 3 and Item 4 above, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Company, or any other actions that could involve one or more of the types of the transactions that have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

9

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby supplemented as follows:

The descriptions in Item 3 and Item 4 are incorporated herein by reference. The summaries of certain provisions of the agreements in this statement on Schedule 13D are not intended to be complete and are qualified in their entirety by reference to the full text of such agreements.

To the best of the knowledge of the Reporting Persons, except as provided herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, or the giving or withholding of proxies, between any of the Reporting Persons, and any other person, with respect to any securities of the Company, including any securities pledged or otherwise subject to a contingency the occurrence which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 4	Agreement and Plan of Merger, dated June 7, 2017, by and among Holdco, Merger Sub and the Company, incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company with the SEC on June 8, 2017
Exhibit 5	Debt Commitment Letter, dated May 29, 2017, by and among Holdco and Merger Sub and the Lender.
Exhibit 6	Equity Commitment Letters, dated June 7, 2017, by and between Holdco and GL Sponsor
Exhibit 7	Equity Commitment Letters, dated June 7, 2017, by and between Holdco and Bank of China Group Investment Limited
Exhibit 8	Equity Commitment Letters, dated June 7, 2017, by and between Holdco and CDH Fund V, L.P.
Exhibit 9	Equity Commitment Letters, dated June 7, 2017, by and between Holdco and Ascendent Capital Partners II, L.P.
Exhibit 10	Equity Commitment Letters, dated June 7, 2017, by and between Holdco and Mr. Weihang Zhu
Exhibit 11	Rollover Agreement, dated June 7, 2017, by and among the Rollover Holder, Topco and Holdco
Exhibit 12	Restated Consortium Agreement, dated June 7, 2017, by and among GL Management, Bank of China Group Investment Limited, Avengers Limited, Ascendent Silver (Cayman) Limited and Boying Investments Limited
Exhibit 13	Voting and Support Agreement, dated June 7, 2017, by and among the Rollover Holder and the Company, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on June 8, 2017
Exhibit 14	Escrow Agreement, dated June 7, 2017, by and among the Company, Holdco and the Escrow Agent

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SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: June 8, 2017

GL Trade Investment Limited

By:	/s/ Hu Chou Hui
	Name:	Hu Chou Hui
	Title:	Director

GL China Opportunities Fund L.P. By: GL Capital Management GP L.P., its General Partner By: GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP L.P. By: GL Capital Management GP Limited, its General Partner

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Chief Executive Officer

GL Capital Management GP Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

GL Partners Capital Management Limited

By:	/s/ Zhenfu Li
	Name:	Zhenfu Li
	Title:	Director

Mr. Zhenfu Li

By:	/s/ Zhenfu Li

[Signature Page to Schedule 13D]